Exhibit 1.2

MORGAN STANLEY & CO. LLC
1585 BROADWAY
NEW YORK, NY 10036-8293
(212) 761-4000

Date:	July 19, 2017

To:	XPO Logistics, Inc. Five Greenwich Office Park Greenwich, Connecticut 06831 Attention: General Counsel Re: Registered Forward Transaction

Ladies and Gentlemen:

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between Morgan Stanley & Co. LLC (“MSCO”) and XPO Logistics, Inc. (“Counterparty”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation shall govern.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transaction to which this Confirmation relates on the terms and conditions set forth below.

1.	This Confirmation evidences a complete and binding agreement between MSCO and Counterparty as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the ISDA 2002 Master Agreement (the “Agreement”) as if MSCO and Counterparty had executed an agreement in such form (without any Schedule but with the elections set forth in this Confirmation). In the event of any inconsistency between provisions of that Agreement and this Confirmation, this Confirmation will prevail for the purpose of the Transaction to which this Confirmation relates. The parties hereby agree that, other than the Transaction to which this Confirmation relates, no Transaction shall be governed by the Agreement. For purposes of the Equity Definitions, this Transaction is a Share Forward Transaction. For the avoidance of doubt, this Agreement will not be subject to, controlled by or a Transaction under, the terms of any other ISDA Master Agreement which may be in place now or in the future between MSCO, on the one hand, and Counterparty, on the other.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	As set forth in Schedule I

Effective Date:	As set forth in Schedule I

Seller:	Counterparty

Buyer:	MSCO

Shares:	The common stock of Counterparty, USD0.001 par value per share (Ticker Symbol: “XPO”)

Number of Shares:	Initially, as set forth in Schedule I (the “Initial Number of Shares”). On each Settlement Date, the Number of Shares shall be reduced by the number of Settlement Shares settled on such date.

Maturity Date:	As set forth in Schedule I

Initial Forward Price:	As set forth in Schedule I

Forward Price:	(a) On the Effective Date, the Initial Forward Price; and

(b) on each calendar day thereafter, (i) the Forward Price as of the immediately preceding calendar day multiplied by (ii) the sum of 1 and the Daily Rate for such day.

Daily Rate:	For any day, a rate (which may be positive or negative) equal to (i) (a) the Overnight Bank Rate (or if the Overnight Bank Rate is no longer available, a successor rate provided by a comparable service selected by the Calculation Agent in its good faith, commercially reasonable discretion) for such day minus (b) the Spread divided by (ii) 360.

Overnight Bank Rate:	For any day, the rate set forth for such day opposite the caption “Overnight bank funding rate” as displayed on the page “OBFR01 <Index> <GO>” on the BLOOMBERG Professional Service, or any successor page; provided that, if no such rate appears for a particular day on such page, the Overnight Bank Rate for the immediately preceding day for which a rate does so appear shall be used for such day.

Spread:	As set forth in Schedule I

Prepayment:	Not Applicable

Variable Obligation:	Not Applicable

Exchange:	The New York Stock Exchange

Related Exchange(s):	All Exchanges

Clearance System:	The Depository Trust Company

Market Disruption Event:	Section 6.3(a) of the Equity Definitions is hereby amended by replacing the first sentence in its entirety with the following: “‘Market Disruption Event’ means in respect of a Share or an Index, the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption or (iii) an Early Closure, in each case that the Calculation Agent determines in its good faith, commercially reasonable discretion is material”.

Settlement:

Settlement Currency:	USD

Settlement Date:

Any Scheduled Trading Day following the Effective Date and up to and including the Maturity Date that is either:

(a)    designated by Counterparty as a “Settlement Date” in a written notice (a “Settlement Notice”) that satisfies the Settlement Notice Requirements and is delivered to MSCO not later than the relevant Settlement Notice Date (as specified in Schedule I); provided that, if MSCO shall fully unwind its hedge with respect to the portion of the Number of Shares to be settled during an Unwind Period by a date that is more than three Scheduled Trading Days prior to a Settlement Date specified above, MSCO may, by written notice to Counterparty, specify any Scheduled Trading Day prior to such original Settlement Date as the Settlement Date (with prior notice to Counterparty at least two Scheduled Trading Days prior to such specified Settlement Date); or

(b)    designated by MSCO as a “Settlement Date” pursuant to the “Termination Settlement” provisions of Paragraph 7(f) below;

provided that the Maturity Date will be deemed to be designated a Settlement Date if on such date the Number of Shares for which a Settlement Date has not already been designated is greater than zero, and provided further that, following the occurrence of at least three consecutive Disrupted Days during an Unwind Period MSCO may postpone the Settlement Date by a number of Scheduled Trading Days equal to such number of Disrupted Days with respect to all or a portion of the relevant Settlement Shares.

Settlement Shares:

(a)    With respect to any Settlement Date other than the Maturity Date, the number of Shares designated as such by Counterparty in the relevant Settlement Notice or designated by MSCO pursuant to the “Termination Settlement” provisions of Paragraph 7(f) below, as applicable; and

(b) with respect to the Settlement Date on the Maturity Date, a number of Shares equal to the Number of Shares at that time;

in each case with the Number of Shares determined taking into account pending Settlement Shares.

Settlement Method Election:	Physical Settlement, Cash Settlement, or Net Share Settlement, at the election of Counterparty as set forth in a Settlement Notice that satisfies the Settlement Notice Requirements; provided that Physical Settlement shall apply (i) if no Settlement Method is validly selected, (ii) with respect to any Settlement Shares subject to Cash Settlement or Net Share Settlement and for which MSCO is unable, in its good faith, commercially reasonable discretion, to unwind its hedge by the end of the Unwind Period (A) in a manner that, in the good faith, commercially reasonable discretion of MSCO, based on advice of counsel, would, if MSCO were Counterparty or an affiliated purchaser (within the meaning of Rule 10b-18 (“Rule 10b-18”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Counterparty, be consistent with the requirements for qualifying for the safe harbor provided by Rule 10b-18 or (B) due to the lack of sufficient liquidity in the Shares on any Exchange Business Day during the Unwind Period, (iii) to any Termination Settlement Date (as defined under “Termination Settlement” in Paragraph 7(f) below) and (iv) if the Maturity Date is a Settlement Date other than as the result of a valid Settlement Notice, in respect of such Settlement Date and for which the provisions of Section 6 of the Agreement do not otherwise apply under the provisions of this Confirmation, provided that if MSCO determines that there is a reasonable possibility that Physical Settlement will apply under clause (ii) above, it will use good faith efforts to notify Counterparty in writing at least two Scheduled Trading Days prior to the expected Settlement Date, but the failure to give such notice shall not prevent the application of Physical Settlement under clause (ii) above.

Settlement Notice Requirements:	Notwithstanding any other provision hereof, a Settlement Notice delivered by Counterparty that specifies Cash Settlement or Net Share Settlement will not be effective to establish a Settlement Date or require Cash Settlement or Net Share Settlement unless Counterparty delivers to MSCO with such Settlement Notice a representation, dated as of the date of such Settlement Notice and signed by Counterparty, substantially in the form set forth in subclauses (A) and (C) of clause (i) under the heading “Additional Representations and Agreements of Counterparty” in Paragraph 7(d) below.

Physical Settlement:	On any Settlement Date to which Physical Settlement is applicable, then Counterparty shall deliver to MSCO through the Clearance System a number of Shares equal to the Settlement Shares for such Settlement Date, and MSCO shall pay to Counterparty, by wire transfer of immediately available funds to an account designated by Counterparty, an amount equal to the Physical Settlement Amount for such Settlement Date, on a delivery versus payment basis.

Physical Settlement Amount:	For any Settlement Date for which Physical Settlement is applicable, an amount in cash equal to the product of (a) the Forward Price in effect on the relevant Settlement Date multiplied by (b) the Settlement Shares for such Settlement Date.

Cash Settlement:	On any Settlement Date in respect of which Cash Settlement applies, if the Cash Settlement Amount for such date is a positive number, MSCO will pay such Cash Settlement Amount to Counterparty. If the Cash Settlement Amount for such date is a negative number, Counterparty will pay the absolute value of such Cash Settlement Amount to MSCO. Such amounts shall be paid on such Settlement Date by wire transfer of immediately available funds.

Cash Settlement Amount:	An amount determined by the Calculation Agent equal to(i)(A) the arithmetic average of the Forward Prices during the applicable Unwind Period, minus (B) the Forward Cash Settlement Amount, multiplied by (ii) the Settlement Shares for the relevant Settlement Date.

Forward Cash Settlement Amount:	For any Unwind Period, the arithmetic average of the 10b-18 VWAPs for each Exchange Business Day that is not a Disrupted Day of the Unwind Period relating to such settlement (provided that during any Overlap Unwind Period, only those Exchange Business Days that constitute Overlap Observation Days (as defined in Paragraph 7(s) below) shall be included in such calculation).

10b-18 VWAP:	For any Exchange Business Day that is not a Disrupted Day, as determined by the Calculation Agent in a good faith commercially reasonable manner based on the New York 10b-18 Volume Weighted Average Price per Share for the regular trading session (including any extensions thereof) of the Exchange on such Exchange Business Day (without regard to pre-open or after hours trading outside of such regular trading session for such Exchange Business Day), as published by Bloomberg at 4:15 p.m. New York time (or 15 minutes following the end of any extension of the regular trading session) on such Exchange Business Day, on Bloomberg page “XPO.N <Equity> AQR_SEC” (or any successor thereto), or if such price is not so reported on such Exchange Business Day for any reason, such 10b-18 VWAP shall be determined by using a substitute data provider reasonably acceptable to MSCO and the Counterparty, provided that if no substitute data provider is reasonably available or if the price so reported is manifestly erroneous, such 10b-18 VWAP shall be as reasonably determined in good faith by the Calculation Agent. For purposes of calculating the 10b-18 VWAP for such Exchange Business Day, the Calculation Agent will include only those trades that are reported during the period of time during which Counterparty could purchase its own shares under Rule 10b-18(b)(2) and are effected pursuant to the conditions of Rule 10b-18(b)(3), each under the Exchange Act.

Net Share Settlement:	On any Settlement Date in respect of which Net Share Settlement applies, if the Net Share Settlement Shares is a positive number, MSCO shall deliver a number of Shares to Counterparty equal to the Net Share Settlement Shares. If the Net Share Settlement Shares is a negative number, Counterparty shall deliver a number of Shares to MSCO equal to the absolute value of the Net Share Settlement Shares; provided that, if MSCO determines in its good faith, commercially reasonable judgment that it would be required to deliver Net Share Settlement Shares to Counterparty, MSCO may elect to deliver a portion of such Net Share Settlement Shares on one or more dates prior to the applicable Settlement Date.

Net Share Settlement Shares:	With respect to a Settlement Date, (i)(A) the arithmetic average of the Forward Prices during the applicable Unwind Period multiplied by the applicable Settlement Shares divided by (B) the Forward Cash Settlement Amount, minus (ii) the applicable Settlement Shares, with the number of Shares rounded up in the event such calculation results in a fractional number.

Unwind Period:	The period from and including the first Exchange Business Day following the date Counterparty validly elects Cash Settlement or Net Share Settlement in respect of a Settlement Date through the third Scheduled Trading Day preceding such Settlement Date, subject to “Termination Settlement” as described in Paragraph 7(f) below.

Failure to Deliver:	Inapplicable.

Adjustments:

Method of Adjustment:	Calculation Agent Adjustment. Section 11.2(e) of the Equity Definitions is hereby amended by deleting clause (iii) thereof and Section 11.2(e)(vii) of the Equity Definitions is hereby amended by adding the words “that is within the Issuer’s control” immediately after the word “event”. For the avoidance of doubt, a cash dividend on the Shares shall not be a Potential Adjustment Event under Section 11.2(e)(vii) of the Equity Definitions.

Extraordinary Events:

Extraordinary Events:	The consequences that would otherwise apply under Article 12 of the Equity Definitions (as modified herein) to any applicable Extraordinary Event (excluding any Increased Cost of Stock Borrow or Loss of Stock Borrow, but including, for the avoidance of doubt, any other applicable Additional Disruption Event) shall not apply. The definition of “Tender Offer” in Section 12.1(d) of the Equity Definitions is hereby amended by replacing “10%” with “25%.”

Change in Law:	Applicable; provided that (A) any determination as to whether (i) the adoption of or any change in any applicable law or regulation (including, without limitation, any tax law) or (ii) the promulgation of or any change in or public announcement of the formal or informal interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), in each case, constitutes a “Change in Law” shall be made without regard to Section 739 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date, (B) Section 12.9(a)(ii) of the Equity Definitions is hereby amended (i) by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof and (ii) by replacing the words “the interpretation” with the words “or public announcement of any formal or informal interpretation” in the third line thereof and (C) Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the phrase “and/or a commercially reasonable Hedge Position” after the word “Shares” in clause (X) thereof and (iii) by immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in a commercially reasonable manner”.

Increased Cost of Stock Borrow:	Applicable; provided that Section 12.9(b)(v) of the Equity Definitions shall be amended by (i) adding the word “or” before clause (B) of the second sentence thereof, (ii) deleting clause (C) of the second sentence thereof, (iii) deleting the third and fourth sentences thereof and (iv) deleting the words “or termination” and clause (X) of the fifth sentence thereof in its entirety. For the avoidance of doubt, the Lending Party may not be the Issuer or an affiliate of the Issuer. For the further avoidance of doubt, any Price Adjustment shall only reflect the impact on the Hedging Party of any Increased Cost of Stock Borrow over the period during which such Increased Cost of Stock Borrow exists.

Initial Stock Loan Rate:	As specified in Schedule I

Loss of Stock Borrow:	Applicable; provided that (x) Section 12.9(a)(vii) shall be amended by deleting the words “at a rate equal to or less than the Maximum Stock Loan Rate, and (y) Section 12.9(b)(iv) of the Equity Definitions shall be amended by (i) deleting clause (A) of the first sentence thereof in its entirety and (ii) deleting the second and third sentences thereof in their entirety. For the avoidance of doubt, the Lending Party may not be the Issuer or an affiliate of the Issuer.

Hedging Party:	For all applicable Additional Disruption Events, MSCO

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Transfer:	Notwithstanding anything to the contrary herein or in the Agreement, MSCO may assign or transfer any of its rights or delegate any of its duties hereunder to any Affiliate of MSCO whose obligations hereunder and under the Agreement are fully and unconditionally guaranteed by MSCO; provided that (A) Counterparty will neither (x) be required to pay, nor is there a material likelihood that it would be required to pay, an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) of the Agreement, nor (y) receive a payment, nor is there a material likelihood that it would receive a payment, from which an amount has been deducted or withheld for or on account of any Tax in respect of which the other party is not required to pay an additional amount, in either case as a result of such transfer or assignment, (B) such transferee is a “dealer” within the meaning of section 1.1001-4(b)(1) of the U.S. Treasury Regulations and (C) no Event of Default or Potential Event of Default shall (x) have occurred with respect to MSCO or (y) occur with respect to either party solely as a result of such transfer and assignment. Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing MSCO to purchase, sell, receive or deliver any Shares or other securities to or from Counterparty, MSCO may designate any of its Affiliates to purchase, sell, receive or deliver such Shares or other securities and otherwise to perform MSCO’s obligations in respect of this Transaction and any such designee may assume such obligations; provided that Counterparty will neither (x) be required to pay, nor is there a material likelihood that it would be required to pay, an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) of the Agreement, nor (y) receive a payment, nor is there a material likelihood that it would receive a payment, from which an amount has been deducted or withheld for or on account of any Tax in respect of which MSCO or such designee is not required to pay an additional amount, in either case as a result of such designation. MSCO shall be discharged of its obligations to Counterparty to the extent of any such performance in accordance with the preceding sentence.

3. Calculation Agent:

MSCO; provided that following the occurrence and during the continuation of an Event of Default under the Agreement with respect to which MSCO is the Defaulting Party, Counterparty shall have the right to designate an unaffiliated nationally or internationally recognized third-party dealer with expertise in over-the-counter corporate equity derivatives to replace MSCO as Calculation Agent and, in each case, the parties shall work in good faith to execute any appropriate documentation required by such replacement Calculation Agent.

Any determination or calculation by the Calculation Agent in such capacity or by MSCO shall be made in a good faith, commercially reasonable manner. In the event that the Calculation Agent or MSCO makes any determination or calculation pursuant to this Confirmation or the Equity Definitions, the Calculation Agent or MSCO, as applicable, shall, upon written request by Counterparty, provide a written explanation in reasonable detail of, with reasonable supporting factual information for, the basis for such determination or calculation, it being understood that neither the Calculation Agent nor MSCO shall be obligated to disclose any proprietary models or proprietary or confidential information used by it for such determination or calculation. Following delivery of such written explanation, Counterparty may request that the Calculation Agent or MSCO, as applicable, in good faith, consult with Counterparty regarding the contents of such written explanation (it being understood that such request of consultation shall not (i) limit the rights of the Calculation Agent or MSCO to make any such determination or calculation or to make any adjustment at any time or (ii) obligate MSCO to delay, or continue delaying, making any adjustment or determination at any time (in each case, whether in MSCO’s capacity as Calculation Agent or otherwise)).

4. Account Details:

(a) Account for delivery of Shares to MSCO:	To be furnished

(b) Account for delivery of Shares to Counterparty:	To be furnished

(c) Account for payments to Counterparty:	To be advised under separate cover or telephone confirmed prior to each Settlement Date

(d) Account for payments to MSCO:	To be advised under separate cover or telephone confirmed prior to each Settlement Date

5. Offices:

The Office of Counterparty for the Transaction is: Inapplicable, Counterparty is not a Multibranch Party

The Office of MSCO for the Transaction is: Inapplicable, MSCO is not a Multibranch Party

6. Notices: For purposes of this Confirmation:

(a)	Address for notices or communications to Counterparty: XPO Logistics, Inc. Five Greenwich Office Park Greenwich, Connecticut 06831 Attention: Chief Financial Officer

(b)

Address for notices or communications to MSCO:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036-8293

Attention: Arnaud Blanchard

Email: Arnaud.Blanchard@morganstanley.com

With a copy to:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036-8293

Attention: Steven Seltzer

Email: Steven.Seltzer1@morganstanley.com

7.	Other Provisions:

(a) Conditions to Effectiveness. The effectiveness of this Confirmation on the Effective Date shall be subject to the satisfaction or waiver by MSCO of the following conditions: (i) the condition that the representations and warranties of Counterparty contained in the Underwriting Agreement dated the date hereof among Counterparty, MSCO and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (the “Underwriting Agreement”) and any certificate delivered pursuant thereto by Counterparty are true and correct on the Effective Date in all material respects as if made as of the Effective Date, except to the extent such representations and warranties expressly relate to any earlier date, in which case they shall have been true and correct as of such earlier date in all material respects, (ii) the condition that Counterparty has performed all of the obligations required to be performed by it under the Underwriting Agreement on or prior to the Effective Date in all material respects, (iii) all of the conditions set forth in Section 5 of the Underwriting Agreement, and (iv) the condition that neither of the following has occurred (A) MSCO is unable to borrow and deliver for sale a number of Shares equal to the Initial Number of Shares, or (B) in MSCO’s good faith, commercially reasonable judgment either it is impracticable to do so or MSCO would incur a stock loan cost of more than a rate equal to 600 bps to do so (in which event this Confirmation shall be effective but the Number of Shares for this Transaction shall be the number of Shares MSCO is required to deliver in accordance with Section 2(d) of the Underwriting Agreement).

(b) Interpretive Letter. Counterparty agrees and acknowledges that this Transaction is being entered into in accordance with the October 9, 2003 interpretive letter from the staff of the Securities and Exchange Commission to

Goldman, Sachs & Co. (the “Interpretive Letter”) and agrees to take all actions, and to omit to take any actions, reasonably requested by MSCO for this Transaction to comply with the Interpretive Letter. Without limiting the foregoing, Counterparty agrees that neither it nor any “affiliated purchaser” (as defined in Regulation M (“Regulation M”) promulgated under the Exchange Act) will, directly or indirectly, bid for, purchase or attempt to induce any person to bid for or purchase, the Shares or securities that are convertible into, or exchangeable or exercisable for, Shares during any “restricted period” as such term is defined in Regulation M. In addition, Counterparty represents that, as of the date hereof, it is eligible to conduct a primary offering of Shares on Form S-3, the offering contemplated by the Underwriting Agreement complies with Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), and the Shares are “actively traded” as defined in Rule 101(c)(1) of Regulation M.

(c) Agreements and Acknowledgments Regarding Shares.

(i) Counterparty agrees and acknowledges that, in respect of any Shares delivered to MSCO hereunder, such Shares shall be newly issued (unless mutually agreed otherwise by the parties) and, upon such delivery, duly and validly authorized, issued and outstanding, fully paid and nonassessable, free of any lien, charge, claim or other encumbrance and not subject to any preemptive or similar rights and shall, upon such issuance, be accepted for listing or quotation on the Exchange.

(ii) Counterparty agrees and acknowledges that MSCO (or an affiliate of MSCO) will hedge its exposure to this Transaction by selling Shares borrowed from third party securities lenders or other Shares pursuant to a registration statement, and that, pursuant to the terms of the Interpretive Letter, the Shares (up to the Initial Number of Shares) delivered, pledged or loaned by Counterparty to MSCO (or an affiliate of MSCO) in connection with this Transaction may be used by MSCO (or an affiliate of MSCO) to return to securities lenders without further registration or other restrictions under the Securities Act, in the hands of those securities lenders, irrespective of whether such securities loan is effected by MSCO or an affiliate of MSCO. Accordingly, Counterparty agrees that the Shares that it delivers, pledges or loans to MSCO (or an affiliate of MSCO) on or prior to the final Settlement Date will not bear a restrictive legend and that such Shares will be deposited in, and the delivery thereof shall be effected through the facilities of, the Clearance System.

(iii) Counterparty agrees and acknowledges that it has reserved and will keep available at all times, free from preemptive or similar rights and free from any lien, charge, claim or other encumbrance, authorized but unissued Shares at least equal to the Share Cap, solely for the purpose of settlement under this Transaction.

(iv) Unless the provisions set forth below under “Private Placement Procedures” are applicable, MSCO agrees to use any Shares delivered by Counterparty hereunder on any Settlement Date to return to securities lenders to close out open securities loans created by MSCO or an affiliate of MSCO in the course of MSCO’s or such affiliate’s hedging activities related to MSCO’s exposure under this Transaction.

(v) In connection with bids and purchases of Shares in connection with any Cash Settlement or Net Share Settlement of this Transaction, MSCO shall use its good faith, commercially reasonable efforts, based on advice of counsel, to conduct its activities, or cause its affiliates to conduct their activities, in a manner consistent with the requirements of the safe harbor provided by Rule 10b-18 under the Exchange Act, as if such provisions were applicable to such purchases and taking into account any applicable Securities and Exchange Commission no-action letters, as appropriate.

(d) Additional Representations and Agreements of Counterparty. Counterparty represents, warrants and agrees as follows:

(i) Counterparty represents to MSCO on the Trade Date and on any date that Counterparty notifies MSCO that Cash Settlement or Net Share Settlement applies to this Transaction, that (A) Counterparty is not aware of any material nonpublic information regarding Counterparty or the Shares, (B) each of its filings under the Securities Act, the Exchange Act or other applicable securities laws that are required to be filed have been filed and that, as of the date of this representation, when considered as a whole (with the more recent such filings deemed to amend inconsistent statements contained in any earlier such filings), there is no misstatement of material fact contained therein or omission of a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) Counterparty is not entering into this Confirmation nor making any election hereunder to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or otherwise in violation of the Exchange Act.

(ii) It is the intent of MSCO and Counterparty that, following any election of Cash Settlement or Net Share Settlement by Counterparty, the purchase of Shares by MSCO during any Unwind Period comply with the requirements of Rule 10b5-l(c)(l)(i)(B) of the Exchange Act and that this Confirmation shall be interpreted to comply with the requirements of Rule 10b5-l(c). Counterparty acknowledges that (i) during any Unwind Period Counterparty shall not have, and shall not knowingly attempt to exercise, any influence over how, when or whether to effect purchases of Shares by MSCO (or its agent or affiliate) in connection with this Confirmation and (ii) Counterparty is entering into the Agreement and this Confirmation in good faith and not as part of a plan or scheme to evade compliance with federal securities laws including, without limitation, Rule 10b-5 promulgated under the Exchange Act.

(iii) Counterparty shall, at least one day prior to the first day of any Unwind Period, notify MSCO of the total number of Shares purchased in Rule 10b-18 purchases of blocks pursuant to the once-a-week block exception contained in Rule 10b-18(b)(4) by or for Counterparty or any of its affiliated purchasers during each of the four calendar weeks preceding the first day of the Unwind Period and during the calendar week in which the first day of the Unwind Period occurs (“Rule 10b-18 purchase”, “blocks” and “affiliated purchaser” each being used as defined in Rule 10b-18).

(iv) During any Unwind Period, Counterparty shall (i) notify MSCO prior to the opening of trading in the Shares on any day on which Counterparty makes, or expects to be made, any public announcement (as defined in Rule 165(f) under the Securities Act) of any merger, acquisition, or similar transaction involving a recapitalization relating to Counterparty (other than any such transaction in which the consideration consists solely of cash and there is no valuation period), (ii) promptly notify MSCO following any such announcement that such announcement has been made, and (iii) promptly deliver to MSCO following the making of any such announcement information indicating (A) Counterparty’s average daily Rule 10b-18 purchases (as defined in Rule 10b-18) during the three full calendar months preceding the date of the announcement of such transaction and (B) Counterparty’s block purchases (as defined in Rule 10b-18) effected pursuant to paragraph (b)(4) of Rule 10b-18 during the three full calendar months preceding the date of the announcement of such transaction. In addition, Counterparty shall promptly notify MSCO of the earlier to occur of the completion of such transaction and the completion of the vote by target shareholders.

(v) Neither Counterparty nor any of its affiliated purchasers (within the meaning of Rule 10b-18 under the Exchange Act) shall take or refrain from taking any action (including, without limitation, any direct purchases by Counterparty or any of its affiliates, or any purchases by a party to a derivative transaction with Counterparty or any of its affiliates), either under this Confirmation, under an agreement with another party or otherwise, that would reasonably be expected to cause any purchases of Shares by MSCO or any of its affiliates in connection with any Cash Settlement or Net Share Settlement of this Transaction not to meet the requirements of the safe harbor provided by Rule 10b-18, determined as if all such foregoing purchases were made by Counterparty.

(vi) Counterparty will not engage in any “distribution” (as defined in Regulation M) that would cause a “restricted period” (as defined in Regulation M) to occur during any Unwind Period.

(vii) Counterparty is not, and after giving effect to the transactions contemplated hereby will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(viii) Counterparty is not insolvent, nor will Counterparty be rendered insolvent as a result of this Transaction or its performance of the terms hereof.

(ix) Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that MSCO is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of this Transaction under any accounting standards including ASC Topic 260, Earnings Per Share, ASC Topic 815, Derivatives and Hedging, or ASC Topic 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity (or any successor issue statements) or under FASB’s Liabilities & Equity Project.

(x) Counterparty understands no obligations of MSCO to it hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of MSCO or any governmental agency.

(xi) To Counterparty’s actual knowledge, no federal, state or local (including non-U.S. jurisdictions) law, rule, regulation or regulatory order applicable to the Shares would give rise to any reporting, consent, registration or other requirement (including without limitation a requirement to obtain prior approval from any person or entity) as a result of MSCO or its affiliates owning or holding (however defined) Shares, other than Sections 13 and 16 under the Exchange Act.

(xii) No filing with, or approval, authorization, consent, license, registration, qualification, order or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the execution, delivery and performance by Counterparty of this Confirmation and the consummation of this Transaction (including, without limitation, the issuance and delivery of Shares on any Settlement Date) except (i) such as have been obtained under the Securities Act, (ii) such as may be required to be obtained under state securities laws or (iii) such as would not have a material impact on such execution, delivery and performance by Counterparty.

(xiii) Counterparty (i) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into this Transaction; (ii) has consulted with its own legal, financial, accounting and tax advisors in connection with this Transaction; and (iii) is entering into this Transaction for a bona fide business purpose.

(xiv) [reserved].

(xv) Counterparty will, by the next succeeding Scheduled Trading Day following the occurrence thereof, notify MSCO upon obtaining knowledge of the occurrence of any event that would constitute an Event of Default, a Potential Event of Default or a Potential Adjustment Event.

(e) Acceleration Events. Each of the following events shall constitute an “Acceleration Event”:

(i) Stock Borrow Event. The occurrence or existence of either of the following events (each, a “Stock Borrow Event”): (i) a Loss of Stock Borrow in connection with which Counterparty does not refer the Hedging Party to a satisfactory Lending Party that lends Shares in the amount of the Hedging Shares within the required time period as provided in Section 12.9(b)(iv) of the Equity Definitions or (ii) an Increased Cost of Stock Borrow in connection with which Counterparty does not elect, and so notify the Hedging Party of its election, within the required time period, to (x)amend such Transaction pursuant to Section 12.9(b)(v)(A) of the Equity Definitions, (y) pay an amount determined by the Calculation Agent that corresponds to the relevant Price Adjustment pursuant to Section 12.9(b)(v)(B) of the Equity Definitions or (z) refer the Hedging Party to a satisfactory Lending Party that lends Shares in the amount of the Hedging Shares within the required time period as provided in the fifth sentence of Section 12.9(b)(v) of the Equity Definitions;

(ii) Dividends and Other Distributions. On any day occurring after the Trade Date, Counterparty declares a distribution, issue or dividend to existing holders of the Shares of (A) any cash dividend, (B) any share capital or other securities of another issuer acquired or owned (directly or indirectly) by Counterparty as a result of a spin-off or other similar transaction, or (C) any other type of securities (other than Shares), rights or warrants or other assets, in any case for payment (cash or other consideration) at less than the prevailing market price, as determined in a good faith, commercially reasonable manner by MSCO;

(iii) ISDA Termination. Either MSCO or Counterparty has the right to designate an Early Termination Date pursuant to Section 6 of the Agreement, in which case, except as otherwise specified herein and except as a result of an Event of Default under Section 5(a)(i) of the Agreement, the provisions of Section 7(f) below shall apply in lieu of the consequences specified in Section 6 of the Agreement;

(iv) Other ISDA Events. The announcement of any event or transaction that, if consummated, would result in a Merger Event, Tender Offer, Nationalization, Delisting or a Change in Law; provided that, a Change in Law pursuant to clause (Y) of the definition thereof shall not constitute an Acceleration Event unless MSCO shall have notified Counterparty that a Change in Law has occurred pursuant to such clause and that a Price Adjustment will be made to the Transaction, and Counterparty shall not, within two Scheduled Trading Days of receipt of such notice, notify MSCO that it elects to either (A) agree to amend the Transaction to take into account the resulting “materially increased cost” as such phrased in used in such clause (Y) or (B) pay MSCO an amount determined by the Calculation Agent that corresponds to such “materially increased cost”; provided further that, in case of a Delisting, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); or

(v) Ownership Event. In the good faith, commercially reasonable judgment of MSCO, on any day, the Share Amount for such day exceeds the Post-Effective Limit for such day (if any applies) (each, an “Ownership Event”). For purposes of this clause (v), the “Share Amount” as of any day is the number of Shares that MSCO and any person whose ownership position would be aggregated with that of MSCO (MSCO or any such person, a “MSCO Person”) under any law, rule, regulation or regulatory order (other than any obligations under Section 13 or Section 16 of the Exchange Act and the rules and regulations promulgated thereunder) that for any reason is, or after the Trade Date becomes, applicable to ownership of Shares (“Applicable Provisions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership of under the Applicable Provisions, as determined by MSCO in its good faith, reasonable discretion. The “Post-Effective Limit” means (x) the minimum number of Shares that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval from any person or entity) of a MSCO Person, or would result in an adverse effect on a MSCO Person, under the Applicable Provisions, as determined by MSCO in its good faith, commercially reasonable discretion, minus (y) 1.0% of the number of Shares outstanding.

(f) Termination Settlement. Upon the occurrence of any Acceleration Event, MSCO shall have the right to designate, upon at least one Scheduled Trading Day’s notice, any Scheduled Trading Day following such occurrence to be a Settlement Date hereunder (a “Termination Settlement Date”) to which Physical Settlement shall apply, and to select the number of Settlement Shares relating to such Termination Settlement Date, provided that (i) in the case of an Acceleration Event arising out of an Ownership Event, the number of Settlement Shares so designated by Dealer shall not exceed the number of Shares necessary to reduce the Share Amount to reasonably below the Post-Effective Limit and (ii) in the case of an Acceleration Event arising out of a Stock Borrow Event, the number of Settlement Shares so designated by Dealer shall not exceed the number of Shares as to which such Stock Borrow Event exists. If, upon designation of a Termination Settlement Date by MSCO pursuant to the preceding sentence, Counterparty fails to deliver the Settlement Shares relating to such Termination Settlement Date when due or otherwise fails to perform obligations within its control in respect of this Transaction, it shall be an Event of Default with respect to Counterparty and Section 6 of the Agreement shall apply (without regard to Section 7(e)(iii) above). If an Acceleration Event occurs during an Unwind Period relating to a number of Settlement Shares to which Cash Settlement or Net Share Settlement applies, then on the Termination Settlement Date relating to such Acceleration Event, notwithstanding any election to the contrary by Counterparty, Cash Settlement or Net Share Settlement shall apply to the portion of the Settlement Shares relating to such Unwind Period as to which MSCO has unwound its hedge, and Physical Settlement shall apply in respect of (x) the remainder (if any) of such Settlement Shares and (y) the Settlement Shares designated by MSCO in respect of such Termination Settlement Date. If an Acceleration Event occurs after Counterparty has designated a Settlement Date to which Physical Settlement applies but before the relevant Settlement Shares have been delivered to MSCO, then MSCO shall have the right to cancel such Settlement Date and designate a Termination Settlement Date in respect of such Shares pursuant to the first sentence hereof. Notwithstanding the foregoing, in the case of a Nationalization or Merger Event, if at the time of the related Relevant Settlement Date the Shares have changed into cash or any other property or the right to receive cash or any other property, the Calculation Agent shall adjust the nature of the Shares as it determines appropriate in its good faith, commercially reasonable discretion to account for such change such that the nature of the Shares is consistent with what shareholders receive in such event.

(g) Private Placement Procedures. If Counterparty is unable to comply with the provisions of sub-paragraph (ii) of “Agreements and Acknowledgments Regarding Shares” above because of a change in law or a change in the policy of the Securities and Exchange Commission or its staff, then delivery of any such Shares (the “Restricted Shares”) shall be effected as provided below, unless waived by MSCO.

(i) If Counterparty delivers the Restricted Shares pursuant to this clause (i) (a “Private Placement Settlement”), then delivery of Restricted Shares by Counterparty shall be effected in customary private placement procedures with respect to such Restricted Shares reasonably acceptable to MSCO; provided that Counterparty may not deliver Restricted Shares if it has taken, or caused to be taken, any action that would make unavailable either the exemption pursuant to Section 4(a)(2) of the Securities Act for the sale by Counterparty to MSCO (or any affiliate designated by MSCO) of the Restricted Shares or the exemption pursuant to Section 4(a)(1) or Section 4(a)(3) of the Securities Act for resales of the Restricted Shares by MSCO (or any such affiliate of MSCO), and if Counterparty fails to deliver the Restricted Shares when due or otherwise fails to perform obligations within its control in respect of a Private Placement Settlement, it shall be an Event of Default with respect to Counterparty and Section 6 of the Agreement shall apply (without regard to Section 7(e)(iii) above). The Private Placement Settlement of such Restricted Shares shall include customary representations, covenants, indemnities to MSCO, due diligence rights (for MSCO or any designated buyer of the Restricted Shares by MSCO), opinions and certificates, and such other documentation, in each case as is customary for private placements of similar size, all reasonably acceptable to MSCO. In the case of a Private Placement Settlement, MSCO shall, in its good faith discretion, adjust the amount of Restricted Shares to be delivered to MSCO hereunder in a good faith, commercially reasonable manner to reflect the fact that such Restricted Shares may not be freely returned to securities lenders by MSCO and may only be saleable by MSCO at a discount to reflect the lack of liquidity in Restricted Shares. Notwithstanding the Agreement or this Confirmation, the date of delivery of such Restricted Shares shall be the Clearance System Business Day following notice by MSCO to Counterparty of the number of Restricted Shares to be delivered pursuant to this clause (i). For the avoidance of doubt, delivery of Restricted Shares shall be due as set forth in the previous sentence and not be due on the date that would otherwise be applicable.

(ii) If Counterparty delivers any Restricted Shares in respect of this Transaction, Counterparty agrees that (A) such Shares may be transferred by and among MSCO and its affiliates and (B) after the minimum “holding period” within the meaning of Rule 144(d) under the Securities Act has elapsed, Counterparty shall promptly remove, or cause the transfer agent for the Shares to remove, any legends referring to any transfer restrictions from such Shares upon delivery by MSCO (or such affiliate of MSCO) to Counterparty or such transfer agent of any seller’s and broker’s representation letters customarily delivered by MSCO or its affiliates in connection with resales of restricted securities pursuant to Rule 144 under the Securities Act, each without any further requirement for the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document, any transfer tax stamps or payment of any other amount or any other action by MSCO (or such affiliate of MSCO).

(h) Indemnity. Counterparty agrees to indemnify MSCO and its affiliates and their respective directors, officers, employees, agents and controlling persons (MSCO and each such affiliate or person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint and several, incurred by or asserted against such Indemnified Party arising out of any breach of any covenant or representation made by Counterparty in this

Confirmation or the Agreement and will reimburse any Indemnified Party for all reasonable expenses (including reasonable legal fees and expenses) as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto, except to the extent determined in a final and nonappealable judgment by a court of competent jurisdiction to have resulted from MSCO’s bad faith, fraud, gross negligence, willful misconduct or material breach of any covenant or representation made by MSCO in this Confirmation or the Agreement. The foregoing provisions shall survive any termination or completion of the Transaction.

(i) Waiver of Trial by Jury. EACH OF COUNTERPARTY AND MSCO HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION OR THE ACTIONS OF MSCO OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(j) Governing Law/Jurisdiction. This Confirmation and any claim, controversy or dispute arising under or related to this Confirmation shall be governed by the laws of the State of New York without reference to the conflict of laws provisions thereof. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the United States Court for the Southern District of New York in connection with all matters relating hereto and waive any objection to the laying of venue in, and any claim of inconvenient forum with respect to, these courts.

(k) [reserved].

(l) Disclosure. Effective from the date of commencement of discussions concerning the Transaction, each of MSCO and Counterparty and each of their employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

(m) Counterparty Share Repurchases. From the Trade Date until the earliest of the Maturity Date, the date on which the Number of Shares is reduced to zero and the termination of this Confirmation, Counterparty agrees not to repurchase, directly or indirectly, any Shares if, immediately following such purchase, the Outstanding Share Percentage would be equal to or greater than 5.0%. The “Outstanding Share Percentage” as of any day is the fraction (1) the numerator of which is the Number of Shares and (2) the denominator of which is the number of Shares outstanding on such day following such repurchase.

(n) Limit on Beneficial Ownership. Notwithstanding any other provisions hereof, MSCO shall not have the right to acquire Shares hereunder and MSCO shall not be entitled to take delivery of any Shares hereunder (in each case, whether in connection with the purchase of Shares on any Settlement Date or any Termination Settlement Date, any Private Placement Settlement or otherwise) to the extent (but only to the extent) that, after such receipt of any Shares hereunder, (i) the Share Amount would exceed the Post-Effective Limit or (ii) MSCO and each person subject to aggregation of Shares with MSCO under Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder (the “MSCO Group”) would directly or indirectly beneficially own (as such term is defined for purposes of Section 13 or Section 16 of the Exchange Act and rules promulgated thereunder) in excess of 4.5% of the then outstanding Shares (the “Threshold Number of Shares”). Any purported delivery hereunder shall be void and have no effect to the extent (but only to the extent) that, after such delivery, (i) the Share Amount would exceed the Post-Effective Limit or (ii) the MSCO Group would directly or indirectly so beneficially own in excess of the Threshold Number of Shares. If any delivery owed to MSCO hereunder is not made, in whole or in part, as a result of this provision, Counterparty’s obligation to make such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Scheduled Trading Day after, MSCO gives notice to Counterparty that, after such delivery, (i) the Share Amount would not exceed the Post-Effective Limit and (ii) the MSCO Group would not directly or indirectly so beneficially own in excess of the Threshold Number of Shares.

In addition, notwithstanding anything herein to the contrary, if any delivery owed to MSCO hereunder is not made, in whole or in part, as a result of the immediately preceding paragraph, MSCO shall be permitted to make any payment due in respect of such Shares to Counterparty in two or more tranches that correspond in amount to the number of Shares delivered by Counterparty to MSCO pursuant to the immediately preceding paragraph.

(o) Commodity Exchange Act. Each of MSCO and Counterparty agrees and represents that it is an “eligible contract participant” as defined in Section 1a(18) of the U.S. Commodity Exchange Act, as amended (the “CEA”), the Agreement and this Transaction are subject to individual negotiation by the parties and have not been executed or traded on a “trading facility” as defined in Section 1a(51) of the CEA.

(p) Bankruptcy Status. Subject to Paragraph 7(l) above, MSCO acknowledges and agrees that this Confirmation is not intended to convey to MSCO rights with respect to the transactions contemplated hereby that are senior to the claims of Counterparty’s common stockholders in any U.S. bankruptcy proceedings of Counterparty; provided, however, that nothing herein shall be deemed to limit MSCO’s right to pursue remedies in the event of a breach by Counterparty of its obligations and agreements with respect to this Confirmation and the Agreement; and provided, further, that nothing herein shall limit or shall be deemed to limit MSCO’s rights in respect of any transaction other than this Transaction.

(q) No Collateral, Setoff or Guarantee. Notwithstanding Section 6(f) or any other provision of the Agreement or any other agreement to the contrary (including, without limitation, the Second Amended and Restated Revolving Loan Credit Agreement, dated as of October 30, 2015, by and among Counterparty, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto, and the Senior Secured Term Loan Credit Agreement, dated as of October 30, 2015, by and among Counterparty, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto, in each case, as amended, restated, refinanced, supplemented or replaced from time to time), the obligations of Counterparty hereunder are not secured by any collateral or guaranteed by any person or entity, and MSCO hereby disclaims the benefit of any such security or guaranty that would otherwise exist. Obligations in respect of this Transaction shall not be set off against any other obligations of the parties, whether arising under the Agreement, under any other agreement between the parties hereto, by operation of law or otherwise, and no other obligations of the parties shall be set off against obligations in respect of this Transaction, whether arising under the Agreement, under any other agreement between the parties hereto, by operation of law or otherwise, and each party hereby waives any such right of setoff.

(r) Notwithstanding any other provision of the Agreement or this Confirmation, in no event will Counterparty be required to deliver, in the aggregate in respect of all Settlement Dates or other dates on which Shares are delivered under the Transaction a number of Shares greater than 1.25 times the Number of Shares as of the Trade Date for such Transaction (the “Share Cap”). The Share Cap shall be subject to adjustment only on account of (x) Potential Adjustment Events of the type specified in (1) Sections 11.2(e)(i) through (vi) of the Equity Definitions or (2) Section 11.2(e)(vii) of the Equity Definitions so long as, in the case of this sub-clause (2), such event is within Issuer’s control and (y) Merger Events requiring corporate action of Issuer (or any surviving entity of the Issuer hereunder in connection with any such Merger Event).

(s) Wall Street Transparency and Accountability Act of 2010. The parties hereby agree that none of (i) Section 739 of the WSTAA, (ii) any similar legal certainty provision included in any legislation enacted, or rule or regulation promulgated, on or after the Trade Date, (iii) the enactment of the WSTAA or any regulation under the WSTAA, (iv) any requirement under the WSTAA or (v) any amendment made by the WSTAA shall limit or otherwise impair either party’s right to terminate, renegotiate, modify, amend or supplement this Confirmation or the Agreement, as applicable, arising from a termination event, force majeure, illegality, increased cost, regulatory change or similar event under this Confirmation, the Equity Definitions or the Agreement (including, but not limited to, any right arising from any Acceleration Event).

(t) Other Forward(s). MSCO acknowledges that Counterparty has entered into a substantially identical forward transaction for the Shares on the date hereof (the “Other Forward”) with JPMorgan Chase Bank, National Association, London Branch. MSCO and Counterparty agree that if Counterparty designates a “Settlement Date” with respect to the Other Forward for which “Cash Settlement” or “Net Share Settlement” is applicable, and the resulting “Unwind Period” for such Other Forward coincides for any period of time with an Unwind Period for this

Transaction (the “Overlap Unwind Period”), Counterparty shall notify MSCO at least one Scheduled Trading Day prior to the commencement of such Overlap Unwind Period of the first Scheduled Trading Day and length of such Overlap Unwind Period, and MSCO shall be permitted to purchase Shares to unwind its hedge in respect of this Transaction only on every other Scheduled Trading Day during such Overlap Unwind Period, commencing on the first day of such Overlap Unwind Period (each such day, an “Overlap Observation Day”).

(u) For purposes of Section 3(f) of the Agreement, MSCO represents that it is a “United States person” for U.S. federal income tax purposes. For purposes of Section 3(f) of the Agreement, Counterparty represents that it is a “United States person” for U.S. federal income tax purposes. For the purposes of Sections 4(a)(i) and 4(a)(ii) of the Agreement, Counterparty shall provide to MSCO, and MSCO shall deliver to Counterparty, a properly completed and executed U.S. Internal Revenue Service Form W-9, or any successor thereto, (i) on or before the date of execution of this Confirmation, (ii) promptly upon reasonable demand by the other party, and (iii) promptly upon learning that any such tax form previously provided has become invalid, obsolete, or incorrect.

(v) For purposes of Section 3(e) of the Agreement, MSCO and Counterparty each make the following representation: It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment to be made by it to the other party under the Agreement or this Confirmation. In making this representation, MSCO and Counterparty each may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, except that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(w) United States Foreign Account Tax Compliance Act. “Tax” as used in Paragraph 7(v) of this Confirmation and “Indemnifiable Tax” as defined in Section 14 of the Agreement shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a “FATCA Withholding Tax”). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for purposes of Section 2(d) of the Agreement.

[Signature Page Follows]

Please confirm your agreement to be bound by the terms stated herein by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours sincerely,

MORGAN STANLEY & CO. LLC

By:	/s/ Scott Pecullan
Name:	Scott Pecullan
Title:	Managing Director

Confirmed as of the date first above written:

XPO LOGISTICS, INC.

By:	/s/ John J. Hardig
Name:	John J. Hardig
Title:	Chief Financial Officer

[Signature Page to Registered Forward

Transaction Confirmation]

SCHEDULE I

For purposes of the Transaction, the following terms shall have the applicable values or meanings:

Trade Date:	July 20, 2017

Effective Date:	July 25, 2017

Maturity Date:	July 25, 2018 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day).

Initial Forward Price:	USD 58.08 per Share

Number of Shares:	3,000,000

Spread:	75bps

Initial Stock Loan Rate:	25bps

Settlement Notice Date:	2 Scheduled Trading Days prior to the related Settlement Date, which may be the Maturity Date, if Physical Settlement applies, or (ii) 30 Scheduled Trading Days prior to the related Settlement Date, which may be the Maturity Date, if Cash Settlement or Net Share Settlement applies.

Sch-1